

May 25, 2023

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, Peoples Republic of China

>   **Re: Wins Finance Holdings Inc.**
>   **Form 20-F for Fiscal Year Ended June 30, 2021**
>   **Filed October 29, 2021**
>   **Form 20-F for Fiscal Year Ended June 30, 2022**
>   **Filed November 4, 2022**
>   **File No. 333-204074**

Dear Renhui Mu:

   We have reviewed your April 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2023 letter.

Form 20-F for Fiscal Year Ended June 30, 2022

Overview, page 38

1. We note your response to comment 1. Considering your responses and the disclosures provided in your filings, we continue to believe that you lost control over Jinchen Agriculture and Dongsheng Guarantee on June 9, 2020. Furthermore, we note that you state that you were only able to confirm the information about the loss of control on September 14, 2020, but this was confirmed before filing your June 30, 2020 Form 20-F on November 12, 2020, and thus should have been recognized as of June 30, 2020 based on the guidance in ASC 855-10-25-1. Please refer to ASC 810-10-55-4A(d) and amend

your Form 20-F for the fiscal year ended June 30, 2022 to reflect the loss of control and the resulting $175.4 million investment loss in fiscal year 2020 and provide all of the disclosures required by ASC 250-10-50-7.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your response to comment 2. We will not conclude on the audit opinion for fiscal year ended June 30, 2020 until you have amended your Form 20-F for fiscal year ended June 30, 2022. However, to the extent that you believe you can obtain an unqualified audit report for fiscal year ended June 30, 2020, please explain how because it would appear that you need to reflect the activity of Jinchen Agriculture and Dongsheng Guarantee in the Consolidated Statements of Income and Other Comprehensive Income, Consolidated Statements of Changes in Stockholders' Deficit, and Consolidated Statements of Cash Flows up until the date you lost control.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Benjamin Phippen, Staff Accountant, at (202) 551-3697 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance